Cohen & Steers MLP Income & Energy Opportunity Fund, Inc.

280 Park Avenue

New York, New York, 10017

January 31, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Grzeskiewicz

Re:	Cohen & Steers MLP Income & Energy Opportunity Fund, Inc. (formerly, Cohen
& Steers MLP & Energy Income Fund, Inc.)
Registration Statement on Form N-2
File Numbers: 333-185483; 811-22780

Ladies and Gentlemen:

On behalf of Cohen & Steers MLP Income & Energy Opportunity Fund, Inc. (formerly, Cohen & Steers MLP & Energy Income Fund, Inc.) (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2013 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided to Tina M. Payne, Esq., Senior Vice President and Associate General Counsel of Cohen & Steers Capital Management, Inc. (the “Adviser”), by John Grzeskiewicz of the Staff by letter dated January 10, 2013. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s Prospectus or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1.

PROSPECTUS

Cover Page

1.	Staff Comment: The chart on the cover page includes “Estimated offering expenses” as a separate line item. Please revise the chart to conform to Item 1.g of Form N-2.

Response: The Fund respectfully submits that the line item “Estimated offering expenses” is consistent with Item 1.g of Form N-2. Accordingly, no changes have been made in response to this Comment.

2.	Staff Comment: Please abridge the disclosure on the cover page so that it fits on one page, if at all possible. The cover page should contain only a brief description of the investment objectives of the Fund and a brief description of the securities being offered. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added)

Response: The disclosure on the cover page has been shortened to disclose what the Fund believes to be an appropriate summary of the Fund’s investment objective and strategies in accordance with Item 1.2 of Form N-2.

3.	Staff Comment: Portfolio Contents – Change “Managed Assets”, in the first sentence, to “net assets (plus the amount of any borrowings for investment purposes)” or, in the alternative, make a representation in your response letter that—for purposes of the 80% test—the Fund’s definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

Response: The Fund confirms supplementally that, for the purposes of the Fund’s 80% test, the definition of “Managed Assets” is consistent with the definition of “Assets” in Rule 35d-1(d)(2) under the 1940 Act.

4.	Staff Comment: Please revise the paragraph in bold just before the pricing table to emphasize that investing in the common shares of the Fund may be speculative and involves a high degree of risk, including the risks associated with the use of leverage. See Item 1.1.j of Form N-2.

Response: The requested change has been made.

GLOSSARY OF KEY TERMS

5.	Staff Comment: The definition of “Energy Investments” includes “instruments that provide economic exposure to each type of investment listed in the items (i) through (v).” Please amplify the definition to specify whether these “instruments” include options and derivatives.

Response: The requested change has been made. The Fund has revised the relevant disclosure as follows (see underlined text):

. . . and (vi) instruments that provide economic exposure to each type of investment listed in the items (i) through (v) above, including derivative instruments such as, among others, forward contracts, futures and options thereon, options and swaps.

Prospectus Summary

6.	Staff Comment: The Offering, page 1 – please inform the Staff whether FINRA has approved the terms of the underwriting arrangement.

Response: At this time, FINRA has not yet approved the terms of the Fund’s underwriting arrangement. The Fund will ask the assigned FINRA examiner to notify the Staff once the examiner’s review is complete and no objections have been raised with respect to the terms of the underwriting compensation.

Investment Strategies, Pages 2-3

7.	Staff Comment: With respect to the Fund’s investment in the Fund’s wholly-owned subsidiary (the “Subsidiary”):

a)	Confirm to the Staff that all Subsidiary expenses will be included in the Fund’s fee table.

Response: The Fund confirms that all Subsidiary expenses will be included in the Fund’s fee table as if they were expenses of the Fund. The Fund has also added a row to the Annual Expenses table for “Subsidiary Income Tax Expenses.”

b)	Disclose that the Subsidiary will be managed pursuant to the Fund’s compliance policies and procedures (i.e., that the Subsidiary will be managed subject to the same investment policies and restrictions as well as requirements applying to accounting, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation as the Fund).

Response: The Subsidiary will be managed pursuant to the Fund’s compliance policies and procedures. As discussed with the Staff, the Fund and the Subsidiary will comply with the Fund’s leverage requirements on a consolidated basis, as requested by the Fund in its letter to the Staff dated January 18, 2013, filed via EDGAR on January 18, 2013.

c)	Disclose who will provide investment management services to the Subsidiary and who will pay for those services.

Response: The requested disclosure has been added to the Registration Statement. The Adviser will provide investment management services to the Subsidiary, and the costs of such services will be paid by the Subsidiary and therefore borne by the Subsidiary’s sole shareholder, the Fund. The total investment management fees charged to the Fund and the Subsidiary on a consolidated basis will not exceed the investment management fee rate set forth in the “Annual Expenses” table in the prospectus.

d)	Disclose whether the financial statements of the Subsidiary will be consolidated with the Fund’s financial statements in the Fund’s annual and semi-annual reports. Please confirm that the Subsidiary’s financial statements will be audited and filed with the Commission.

Response: The Fund intends to utilize the Subsidiary in the manner contemplated by a no-action letter issued to Fidelity Select Portfolio with respect to its Gold Portfolio. See Fidelity Select Portfolio, SEC No-Action Letter (pub. avail. April 29, 2008) (the “Fidelity Letter”). Consistent with the Fidelity Letter, the Subsidiary’s financial statements will be consolidated with and into the Fund’s financial statements, which will be audited by a registered public accounting firm and filed with the Commission in accordance with federal securities laws.

e)	Please confirm that the wholly-owned Subsidiary of the Fund will enter into an advisory contract pursuant to the requirements of Section 15(a) of the 1940 Act.

Response: The Subsidiary will enter into an investment advisory agreement with the Adviser pursuant to the requirements of Section 15(a) of the 1940 Act.

f)	Please confirm that the Subsidiary will comply with Sections 10 and 16 of the 1940 Act regarding the Subsidiary’s Board of Directors.

Response: The Fund currently expects that the Subsidiary’s board will consist of one director who is an employee of the Adviser and two directors who are not employees of the Adviser. At all times following commencement of Fund operations, the Fund will own 100% of the Subsidiary, and in its capacity as sole shareholder, will have the authority to remove and appoint the directors to the Subsidiary’s board.

g)	Please confirm whether the Subsidiary will have the same custodian and auditor as the Fund.

Response: The Fund confirms that the Subsidiary will have the same custodian and auditor as the Fund.

h)	Please provide an analysis to the Staff whether the Fund’s investment in the Subsidiary is considered a liquid investment.

Response: The Subsidiary is wholly-owned and controlled by the Fund, and the Fund will consider assets of the Subsidiary to be assets of the Fund for purposes of monitoring compliance with the 1940 Act and the Fund’s investment restrictions. Please note that, as a closed-end fund, the Fund does not have any restrictions on illiquid investments under the 1940 Act.

i)	Please confirm whether the Fund will (i) consent to service of process on the Subsidiary and examinations of the Subsidiary’s books and records; and (ii) have the Subsidiary’s board execute the Fund’s pre-effective and post-effective amendments.

Response: The Fund will consent to service of process on the Subsidiary and to examinations of the Subsidiary’s books and records if and to the extent required at the time under applicable law. The Fund will in the future seek to have the directors of the Subsidiary sign the signature page of the Fund’s registration statement if and to the extent required at the time under applicable law.

j)	Please discuss in your response letter whether the Adviser will be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

Response: The Adviser will not be able to increase the advisory fee payable by the Subsidiary without shareholder approval.

Portfolio Contents, Pages 3-8

8.	Staff Comment: Debt Securities of MLPs – May the Fund invest in debt securities that are in default? Is there a limit on the Fund’s investments in “junk bonds”?

Response: The Fund does not currently intend to invest in securities that are in default at the time of purchase. Clarifying disclosure regarding this point has been added to the Registration Statement. The Fund may invest a significant portion of its assets in below investment grade securities.

9.	Staff Comment: Foreign (Non-U.S.) Securities and Depositary Receipts – Disclose the extent to which the Fund may invest in foreign securities and depositary receipts. May it be fully invested in such securities?

Response: The Registration Statement states that the Fund may invest “up to 20% of its Managed Assets in foreign MLPs and Energy Investments, including in emerging markets. The Fund may also invest up to 20% of its Managed Assets in investments that are not MLPs and Energy Investments.” Investments that are not MLPs and Energy Investments may include, among other investments, Foreign (Non-U.S.) Securities and Depository Receipts. Accordingly, no changes have been made to the disclosure in response to this Comment.

10.	Staff Comment: Derivatives – (a) Since the Fund may use derivative instruments, please review your disclosure in light of the observations from this Division: Letter to the Investment Company Institute re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010) available at the Commission’s website, www.sec.gov. (b) The prospectus states the Fund may enter into credit default swaps. Please clarify whether the Fund intends to write credit default swaps. If the Fund intends to write credit default swaps, please highlight the risks and, in a letter to the Staff, please confirm that the entire notional amount will be covered.

Response: The Fund has reviewed its derivatives disclosure in light of the letter referenced above and believes its disclosure is consistent with the observations therein. The Fund does not intend to write credit default swaps at this time.

11.	Staff Comment: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: The Fund has been made aware of this Comment.

Use of Leverage, Pages 9-10

12.	Staff Comment: On page 37, the prospectus states that the Fund has no current intention to issue preferred shares. Confirm to the Staff in your response to these comments that the Fund will not issue preferred shares for at least one year after completion of its initial public offering.

Response: The Fund confirms that it does not currently expect to issue preferred shares within one year of the effective date of the registration statement.

Tax Considerations, Pages 10 – 11

13.	Staff Comment: The prospectus states that, at times, the Fund may return capital. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Fund currently intends to report a distribution yield and will disclose the estimated portion of the distribution yield that results from return of capital. The Fund also intends to include total return and/or SEC yield in any reports containing distribution yields.

SUMMARY OF FUND EXPENSES, page 28

14.	Staff Comment: Please confirm to the Staff, if applicable, that the dividend expenses associated with the future issuance of the preferred shares within one year of the effective date of this registration statement will be included in the body of the fee table.

Response: Please refer to the response to Comment 12 above.

15.	Staff Comment: Please provide the heading “Example” for the example portion of the fee table.

Response: The requested change has been made.

USE OF LEVERAGE, Page 37

16.	Staff Comment: Disclose the circumstances which would cause the Fund’s Board of Directors to consider issuing preferred shares or enter into reverse repurchase agreements.

Response: In determining whether to issue preferred shares or enter into reverse repurchase agreements, the Fund believes that its Board of Directors would consider a variety of factors, including but not limited to the recommendations of the Adviser with respect to various available leverage alternatives, as well as information relating to the yield curve environment, interest rate trends, market conditions, the cost of leverage, and potential litigation risks.

Statement of Additional Information (“SAI”)

INVESTMENT OBJECTIVES AND POLICIES, Pages 3-21

17.	Staff Comment: Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Fund intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, techniques, and risks should be discussed in the prospectus.

Response: The Fund believes that the investments, techniques, and risks that it currently expects may materially affect performance or the decision of an investor to purchase Fund shares have been sufficiently disclosed in the prospectus.

INVESTMENT RESTRICTIONS, Pages 24

18.	Staff Comment: The SAI states, as a fundamental policy, the Fund may not “Invest more than 25% of its Managed Assets in securities of issuers in any one industry…” (Emphasis added.) Please change “Managed Assets” to “total assets.” See the instruction to Item 8.2.b (2) of Form N-2.

Response: The requested change has been made.

MANAGEMENT OF THE FUND, pages 24 – 28

19.	Staff Comment: The directors of the Fund, including the required number of disinterested directors, should be furnished by a pre-effective amendment.

Response: The Fund will furnish information regarding the directors, including the required number of independent directors, in one or more subsequent pre-effective amendments.

General Comments

20.	Staff Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: Responses to the Staff’s comments will be made in all portions of the Registration Statement that are implicated by such changes.

21.	Staff Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Except as noted below in response to Comment 24, the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

22.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement. If the Fund intends to file an application for an exemptive order, the application process may result in additional disclosure beyond what is requested in this letter.

Response: On August 19, 2008, the Commission issued an order (the “Order”) pursuant to Section 6(c) of the 1940 Act granting exemptions from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder (Release No. IC-28358) to the Adviser and certain investment companies managed by the Adviser (collectively, the “Applicants”). It is expected that the relief granted in the Order will also apply to the Fund.

23.	Staff Comment: Please review and revise the prospectus where necessary so as to conform to the Commission’s plain English requirements of Rule 421 under Regulation C under the Securities Act. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

Response: The Fund has reviewed the disclosure in the Registration Statement and respectfully submits that such disclosure is consistent with Rule 421 under Regulation C under the Securities Act.

24.	Staff Comment: If the Fund intends to rely on Rule 430A under the Securities Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, preferably before filing the Fund’s final pre-effective amendment.

Response: The Fund intends to rely on Rule 430A of the Securities Act to omit certain information from the prospectus in connection with its request for effectiveness. The Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A or in a subsequent supplemental letter.

25.	Staff Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.

Response: The Fund has duly noted this Comment.

As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*          *          *

Should members of the Staff have any questions or comments, they should call the undersigned at 212.796.9361.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne Assistant Secretary

cc: Michael G. Doherty